Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

GENERAL

Management’s discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Alderon Resource Corp. (the “Company” or “Alderon”).  The information provided herein should be read in conjunction with the Company’s audited annual financial statements and notes for the year ended December 31, 2010.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company’s website at www.alderonmining.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the size and timing of future resource estimates, anticipated future expenses, the completion of a scoping study and the future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a public exploration stage company whose common shares trade on the TSX Venture Exchange and OTCQX in the U.S., and is in the business of acquiring, exploring, and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp.

In the second quarter of 2009, the Company received a cease trade order from the British Columbia Securities Commission for failure to file its audited annual financial statements for the year ended December 31, 2008 by the appropriate deadline. This was the result of the financial hardship of the Company and this order was revoked on August 13, 2009 when the Company was brought up to date. Trading in the securities of the Company was reinstated effective at the opening of trading on August 14, 2009.

Also, at the request of the Company, trading in the Company shares was halted on November 30, 2009 following the execution of a letter of intent in respect of the acquisition of 0860132 B.C. Ltd.  Immediately prior to November 30, 2009, the closing price of the shares on the last day the shares traded (November 27, 2009) was $0.055. Trading in the shares resumed on December 24, 2009.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, and Quebec, Canada on the Kamistiatusset (“Kami”) Property.

ACQUISITION OF 0860132 BC LTD.

On March 3, 2010, the Company successfully completed the Share Exchange Agreement whereby the Company agreed to acquire all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 post-consolidated common shares to Privco’s shareholders (Note 4 of the audited consolidated financial statements).

RESOURCE PROPERTIES

The Company entered into an agreement with Altius Resources Inc. (“Altius”) pursuant to which the Company received the right to acquire a 100% interest in the Kami iron ore project in western Labrador.  The project consists of 305 claims in Labrador and 5 Quebec Mining Titles for a total of 7,625 hectares.

In order to exercise the Option, the Company was required to fund exploration expenditures on the property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5,000,000.  Upon incurring such expenditures the Company was entitled to exercise the Option

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

and acquired a 100% interest in the Kami project by issuing an aggregate of 32,285,006 post-consolidated shares of the Company to Altius.

In 2010, the Company completed 25,749 metres of drilling and an airborne geophysical survey.  The airborne survey covered the original Kami property as well as reconnaissance on the new claims to the east. Metallurgical test work also commenced.  A National Instrument (“NI”) 43-101 resource estimate was carried out by Watts, Griffis and McOuat Limited (“WGM”) and published on April 5, 2011.  The estimate includes an indicated iron ore resource of 490 million tonnes at 30% iron and an additional inferred resource of 118 million tonnes at 30.3% iron (refer to tables below for tonnage and grade details) based on a cut-off grade of 20%.

The mineral resource is contained within two zones, Rose Central and Mills Lake.  The Rose Central zone has a currently defined strike length of 1,700 metres (m) and a true thickness of up to 320 m.  Mills Lake is located 3.1 kilometres southeast of Rose Central and has a currently defined strike length of 1,500 m and a true thickness of up to 180 m.  Both of these zones are open for expansion and will be followed up with further drilling this summer.

ROSE CENTRAL INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	355.4	30.2	27.2
22.5	372.2	29.9	26.9
20.0	376.1	29.8	26.9

ROSE CENTRAL INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	44.9	30.0	27.3
22.5	45.8	29.9	27.2
20.0	46.0	29.8	27.2

MILLS LAKE INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	111.6	30.7	28.0
22.5	113.7	30.6	27.8
20.0	114.1	30.5	27.8

MILLS LAKE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	70.8	30.8	28.3
22.5	71.5	30.8	28.2
20.0	71.9	30.7	28.2

* Note: Oxide Iron is the combined iron in Magnetite and Hematite

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

On February 3, 2011, the Company commenced a $2.5 million program which will consist of approximately 5,000 metres of drilling and is expected to take 8 — 10 weeks to complete.  The drill program is designed to outline an additional resource of 200 to 300 million tonnes at a grade between 28 and 32% iron ore at the North Rose Zone. The updated resource is expected in Q3 2011. The additional potential tonnage and grade discussed above are conceptual in nature, there has been insufficient exploration to define an increased mineral resource and it is uncertain if further exploration will delineate an increased mineral resource. These figures are reported as exploration targets based on the presence of step-out mineralized drill holes, known mineralized zones open along strike and geophsically anomalous areas from data received by the Company. Further information regarding the Company’s initial resource estimate can be found in its news release dated April 5, 2011.

As of December 31, 2010, the Company spent had $7,091,549 on exploration expenditures on the Kami project.

The Company’s exploration work on the Kami Project is supervised by Ed Lyons, P.Geo.a member of the Professional Engineers and Geoscientists of British Columbia, Newfoundland and Labrador and Quebec and a Qualified Person as defined in NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this MD&A and has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  Further information relating to the Kami Project can be found on SEDAR at www.sedar.com.

REVIEW OF FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited financial statements.

	Year ended	Year ended	Year ended
Description	December 31, 2010	December 31, 2009	December 31, 2008
Total assets	$124,650,456	$1,516,093	$84,615
Resource properties	$98,797,975	$—	$—
Working capital surplus (deficiency)	$24,521,006	$1,289,408	$(376,545)
Administrative expenses	$4,636,276	$468,600	$340,368
Property write-offs	$—	$—	$7,444,085
Other items	$62,329	$(345,765)	$(7,448,705)
Future income tax recovery (expense)	$3,013,537	$(56,149)	$10,600
Net Loss	$(1,560,410)	$(870,514)	$(7,778,473)
Loss per share	$(0.04)	$(0.20)	$(1.43)

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31, 2009:

For the year ended December 31, 2010, the Company reported a net loss of $1,560,410, or $0.04 per common share, compared with a net loss of $870,514, or $0.02 per common share, for the same period of 2009.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

Expenses were all up significantly when compared to 2009 as a direct result of increased Company activities.  In 2009 the Company was inactive and, therefore, not incurring many costs.  The Company has since received funds from various financings and is now focused on building up its core team and focusing on the Company’s objectives and projects.

Changes in significant expense accounts are described below:

Accounting and audit fees increased to $143,298 (2009 - $50,273). The majority of this increase was related to the filing statement prepared in conjunction with the acquisition of 0860132 BC Ltd. and costs related to the Company’s transition work to IFRS for fiscal 2011.

Investor relations and travel expenses were up to $518,305 (2009 - $Nil) because of various trade conferences and promotional activities undertaken by the Company.

Transfer agent and filing fees also increased to $72,902 (2009 - $16,922) as a result of the increased activities of the Company when compared to the same period last year.

Office, rent and wages increased to $598,991 (2009 - $86,203).  This was a direct result of increases in personnel, office space and general office activities such as printing, copying and supplies.

SUMMARY OF QUARTERLY RESULTS:

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Loss before other items	$(1,546,150)	$(1,786,661)	$(996,163)	$(321,034)	$(301,329)	$(63,424)	$(48,639)	$(55,208)
Net income (loss) for the period	$251,602	$(1,745,027)	$(996,850)	$929,865	$(707,618)	$(52,909)	$(47,779)	$(93,358)
Basic income (loss) per share	0.04	(0.05)	(0.03)	0.04	(0.08)	(0.01)	(0.02)	(0.03)
Diluted income (loss) per share	0.04	(0.05)	(0.03)	0.03	(0.08)	(0.01)	(0.02)	(0.03)

FOURTH QUARTER

For the three months ended December 31, 2010, the Company reported net income of $251,602, or $0.01 per share, compared with a net loss of $707,618, or $0.08 per share, for the same period of 2009.

As was the case with the year ended December 31, 2010, the expenses for the three months when compared to those for the same period of 2009 are up significantly due to the overall increase in corporate activities.

The largest component of the income in the quarter is represented by a non-cash expense for stock-based compensation of $753,662 (2009 - $Nil).  This amount makes up about half of the administrative expenses.  Other expense items such as accounting and auditing (2010 — $31,000,

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

2009 — $11,000), consulting fees (2010 - $142,538, 2009 - $252,000), investor relations (2010 - $110,258, 2009 - $Nil), management fees (2010 - $50,001, 2009 - $10,000) and wages (2010 - $98,519, 2009 - $Nil) all increased from the same period of 2009.  The items that offset the expenses above and in turn provided the Company with fourth quarter income, were future income tax recoveries (expenses) of $1,763,537 (2009 — ($56,149)) related to the flow through financing completed by the Company and interest income of $19,564 (2009 - $Nil) earned from the Company’s cash held in highly liquid short-term interest bearing investments.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of December 31, 2010, the Company had cash and cash equivalents of $24,376,060 (December 31, 2009 - $1,504,920) and a working capital surplus of $24,521,006 (December 31, 2009 - $1,289,408).  Cash used in operating activities during the year ended December 31, 2010 was $3,605,035 compared with $163,002 in the same period of 2009.  Cash utilized in investing activities was $6,994,606 during the year ended December 31, 2010 compared to cash inflows of $13,320 from the sale of marketable securities, during the same period of 2009.  Cash provided by financing activities was $33,470,781 in the year ended December 31, 2010, compared to $1,629,827 in the same period of 2009.

The Company has sufficient working capital to complete its currently planned 2011 drilling and exploration programs and a scoping study on the Kami property. It will need additional capital to advance the Kami property to the feasibility stage. Future capital will have to be obtained from debt or equity financings. See “Risk Factors”.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

Security Description	December 31, 2010	Date of report

Common shares	81,589,189	82,090,189
Director, employee and contractor options — vested	1,116,250	1,137,500
Director, employee and contractor options — granted but not yet vested	3,968,750	5,750,000
Warrants to purchase shares	5,604,410	5,200,910

Fully diluted shares	92,278,599	94,178,599

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

During the year ended December 31, 2010, the following share transactions were completed:

•             On March 3, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every two pre-consolidated common shares.  The 18,558,162 pre-consolidated common shares were reduced to 9,279,001 post-consolidated common shares. Stock options and warrants were similarly adjusted.

•             On February 16, 2010, the Company closed a private placement for $10,000,000, through the issuance of 10,000,000 subscription receipts at a price of $1.00 per receipt.  On March 3, 2010, the 10,000,000 subscription receipts issued converted into 10,000,000 common shares of the Company. A cash finder’s fee of $445,500 and 445,500 finder’s warrants valued at $127,466 were issued in connection with this private placement.  Each finder’s warrant entitles the holder to purchase one post-consolidated common share of the Company for $1.00, on or before February 16, 2011.

•             On March 3, 2010, 10,000,000 subscription receipts issued in December 2009 at $0.15 per subscription receipt for total proceeds of $1,500,000 automatically converted into 10,000,000 common shares of the Company and the proceeds of the financing were released from escrow.  In connection with this private placement, the Company issued 1,000,000 finder’s warrants, valued at $7,407; each warrant entitled the holder to acquire one post-consolidated common share of the Company for $0.15, on or before December 22, 2010.  These warrants were exercised during the year.

•             On March 3, 2010, the Company issued 5,000,000 common shares in connection with the acquisition of 0860132 BC Ltd. (see “Acquisition of 0860132 BC Ltd.”)

•             On March 23, 2010, the Company closed a non-brokered private placement of 1,818,182 flow-through shares (“Flow-Through Shares”) at a price of $2.75 per Flow-Through Share for gross proceeds of $5,000,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement, the Company paid a cash finder’s fee of $250,000, equal to 5% of the gross proceeds received.  The Company also issued 90,910 finder’s warrants valued at $100,866. Each Finder’s Warrant may be exercised for one common share of the Company at an exercise price of $2.75 per Finder’s Warrant for a period of two years.

•             4,042,000 warrants with an exercise price ranging from $0.10 to $1.00 per warrant were exercised for gross proceeds of $492,000.  An amount of $19,272, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise.

•             40,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $60,000. An amount of $53,359, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•             On December 6, 2010, 32,285,006 common shares of the Company, with a fair value of $79,421,115 were issued pursuant to the acquisition of 100% interest in Kami project (Note 5).

•            On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consisted of

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $2.80 for a period of 24 months from the closing date.  In connection with the private placement, the Company paid the underwriters a cash commission of $1,204,500, equal to 6% of the gross proceeds and issued 547,500 finder’s warrants valued at $814,084, at an exercise price of $2.20 for a period of 24 months from the closing date.  These finder’s warrants include one-half of one common share purchase warrant exercisable at $2.80 per warrant for a period of 24 months from the closing date.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010, the Company had the following transactions with related parties:

•                      The Company incurred consulting fees of $11,000 (2009 — $9,250) to a former director (Craig Goldenberger) of the Company and to a Company controlled by a former director (Jeff Durno). At December 31, 2010, $Nil (December 31, 2010 - $5,250) was still owing to this company.

•                      The Company incurred management and consulting fees of $906,670 (2009 — $55,000) to various officers/directors and to private companies controlled by officers/directors of the Company. (Mark Morabito, Stan Bharti, Matt Simpson, Brad Boland, Patrick Gleeson Jeff Pontius (former Director), Bruce Humphrey, Sonya Atwal, Sheila Paine and Simon Marcotte).

•                      The Company incurred administrative costs of $Nil (2009 - $74,800) to a company controlled by a former director, which are included in accounting and office expenses.

•                      The Company incurred costs of $1,227,043 (2009 - $Nil) to a private company controlled by an officer/director (Mark Morabito).  These costs were allocated as follows: $592,375 was capitalized to resource properties as all the Kami Project field staff were employed directly by this private company, $336,815 was allocated to wages, $171,453 to office and administration, $91,269 to rent, $10,533 to investor relations, and $24,599 to consulting fees. At December 31, 2010, $131,097 (2009 - $Nil) was still owing to this company.

•                      During the year ended December 31, 2010, the Company paid $185,586 (2009 - $Nil) to a law firm of which a former director (Jeff Durno) is a partner.  Of this total amount $161,713 was incurred during this period.  The additional amounts incurred during the year were related to the following: legal fees, share issue costs and fees associated with the acquisition of 0860132 BC Ltd. At December 31, 2010, $Nil (2009 - $23,873) was owing to this company.

•                      During the year ended December 31, 2010, the Company paid $99,010 (2009 - $Nil) to a company that is controlled by a former director (Jeff Durno). Of this total amount $83,309 was incurred during this period. At December 31, 2010, $Nil (December 31, 2009 - $15,701) was owed.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

•                      During the year ended December 31, 2009, the Company issued 2,600,000 common shares to settle debt of $260,000 with a company controlled by a former director (Jeff Durno). In addition, the Company also issued 400,000 common shares to settle debt of $40,000 with a law firm that this former director is also a partner of.

•                      During the year ended December 31, 2009, a company controlled by a former director (Jeff Durno) forgave $225,000 in debt owing from the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

•                      The Company issued 5,000,000 common shares in consideration for 100% of the issued and outstanding common shares of Privco, a company controlled by a director and officer (Mark Morabito) of the Company (See “Acquisition of 0860132 BC Ltd.”).

The amounts due to related parties are non-interest bearing, with no fixed terms of repayment.  The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  The Company constantly evaluates these estimates and assumptions.

The Company bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

OUTLOOK

The updated resource will be followed by a scoping study.  Further drilling is also planned for the summer and fall of 2011 with the goal of upgrading the resource as well as targeting new areas outlined by geophysics.

ACCOUNTING POLICIES

Future Accounting Pronouncements

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Comprehensive Revaluation of Assets and Liabilities (Section 1625) and Equity (Section 3251)

As a result of issuing CICA Handbook sections 1582, 1601, and 1602, CICA Handbook Section 1625 has been amended and is effective prospectively beginning on or after January 1, 2011. Section 3251, Equity, has been amended as a result of issuing Section 1602 and applies to entities that have adopted this section. The Company does not expect any material impact on its financial position, operating results or disclosure on the adoption of this new section.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company plans to adopt IFRS with an adoption date of January 1, 2011 and a transition date of January 1, 2010.

IFRS Conversion

The Company’s IFRS conversion plan addresses matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company retained an IFRS conversion project manager. The accounting staff has also attended several training courses on the adoption and implementation of IFRS. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel has obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s future needs. The Company has also

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

reviewed its internal and disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS. Further, the Company has assessed the impact on IT and data systems and has concluded there will be no significant impact to applications arising from the transition to IFRS.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Set forth below is the applicable IFRS 1 optional exemption applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

The Company has modified its accounting for stock-based compensation in two significant respects to conform with the guidance in IFRS 2 Share-Based Payments.

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting installment within the option grant. Each installment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

The adoption of IFRS 2 Share-Based Payments will result in an increase of $296,633 in the amount of stock-based compensation recognized during the year ended December 31, 2010.

Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS. Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. For the year ended December 31, 2010 this accounting policy change will result in an increase in share capital of $613,636 and a corresponding decrease in the amount of future income tax recovery.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the future tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change will result in a write-off of the future income tax liability and a corresponding decrease in the carrying value of resource properties (known as “exploration and evaluation assets” under IFRS) as of the acquisition date.

Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, Alderon followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, Alderon will change the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  This change of policy will result in a decrease of $3,704,291 in the carrying value of resource properties and a corresponding increase in the accumulated deficit as of January 1, 2010.

Impairment of assets

Under Canadian GAAP, if there is an indication that an asset may be impaired, an impairment test must be performed. This is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to the fair value.

Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

Additionally, another difference exists as IAS 36, Impairment of Assets allows for the reversal of any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company has concluded that the adoption of these standards will not result in a change to the carrying value of its assets on transition to IFRS.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

RISK FACTORS

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of the Company’s interest in its mineral properties.

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of resource tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the Year ended December 31, 2010

Date Prepared:  April 18, 2011

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

SUBSEQUENT EVENTS

The following transactions occurred subsequent to December 31, 2010:

•             403,500 warrants with an exercise price of $1.00 per warrant were exercised for gross proceeds of $403,500.

•             72,500 stock options with an exercise price of $1.50 per option and 25,000 stock options with an exercise price of $1.20 per option were exercised for gross proceeds of $138,750.

•             9,321,251 shares were released from escrow.

•             300,000 stock options were issued with an exercise price of $3.40 per option and an expiry date of April 4, 2016, 1,900,000 stock options were issued with an exercise price of $3.70 per option and an expiry date of February 9, 2016 and 100,000 stock options with an exercise price of $3.80 per option were also issued with an expiry date of March 1, 2016.

APPROVAL

The board of directors of Alderon Resource Corp. has approved the disclosures contained in this MD&A.